Exhibit 99.1

10 March 2023

Midatech Pharma PLC

(“Midatech” or the “Company”)

Further re: Notice of General Meeting - Correction of Typographical Errors

Further to the announcement made on 8 March 2023 providing notice of a general meeting (the “GM”) of the Company to be held on 24 March 2023, and the publication and despatch of a circular to shareholders containing notice of the resolutions to be considered at the GM (the “Notice”) and form of proxy (the “Form of Proxy”), the Company announces the following corrections to certain typographical errors identified within the Notice and Form of Proxy:

•	Resolution 4 of the Notice (“Resolution 4”) refers to a proposed authority to waive pre-emption rights in respect of the allotment authority sought by resolution 2 of the Notice which is limited to an aggregate nominal amount of £1,911,169.68. Accordingly, the waiver of pre-emption rights authority sought by Resolution 4 should be an amount of £1,911,169.68 (not £2,905,400.59 as currently stated in the Notice);

•	Resolution 5 of the Notice (“Resolution 5”) refers to a proposed authority to waive pre-emption rights in respect of the allotment authority sought by resolution 3 of the Notice which is limited to an aggregate nominal amount of £2,300,000.00. Accordingly, the waiver of pre-emption rights authority sought by Resolution 5 should be an amount of £2,300,000.00 (not £4,200,000 as currently stated in the Notice); and

•	Resolution 4 as described on the Form of Proxy incorrectly states that it is “To authorise grant the Directors authority to allot shares in the Company in connection with the grant of the A Warrants, the B Warrants, the Ladenburg Warrants, the Waiver Warrants and the Pre-Funded Warrants” (which effectively duplicates resolution 2 of the Form of Proxy). In accordance with the resolutions set out in the Notice, resolution 4 of the Form of Proxy should instead state that it is “To disapply statutory pre-emption rights in connection with the grant of the A Warrants, the B Warrants, the Ladenburg Warrants, the Waiver Warrants and the Pre-Funded Warrants”.

As such errors are administrative in nature, no new Notice will be published and the aforementioned amendments to Resolution 4 and Resolution 5 will be effected by a motion to be passed at the GM. Furthermore, no new Form of Proxy will be posted to shareholders but a copy of the corrected Form of Proxy will be made available on the Company's website at: www.midatechpharma.com/. Any shareholder who wishes to change any proxy instructions already submitted may do so by submitting a new proxy appointment using the method set out in the notes to the Notice.

For more information, please contact: Midatech Pharma PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)29 2048 0180
www.midatechpharma.com

Strand Hanson Limited (Nominated Adviser and Broker)
James Dance / Matthew Chandler / Rob Patrick
Tel: +44 (0)20 7409 3494

IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations) Alyssa Factor Tel: +1 (860) 573 9637 Email: afactor@edisongroup.com